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                                                             EXHIBIT (a)(1)(iv)



E-mail

To: Next Level Communications Employees
From: optionquestions@nlc.com


Dear Next Level Communications Employees:

        Pursuant to Michael's announcement earlier today, below are links to our Stock Option Exchange Program site that contain details of the Program. These are the same documents that are included in your personal package that is being distributed today. Read the information provided and, as advised in the announcement, carefully consider your decision. If you wish to participate in this program, your election form must be received by Human Resources no later than 6 p.m. PDT on Tuesday, August 7, 2001.

        To answer any questions you have, round table discussions will be held every Friday at 10:00 a.m. and 2:00 p.m. during the offering period in the Yosemite conference room, Building 3 on the Rohnert Park campus. If you have further questions after reading the Offer to Exchange, the Summary Term Sheet and the Election Concerning Exchange of Stock Options, you are invited to send your questions to our internal e-mail address: optionquestions@nlc.com, and a response will be delivered back to you.

Stock Option Exchange Website: http://intranet/optionquestions/

 The website will allow you to view the following documents:

*Frequently Asked Questions (excerpt from the Offer)
*Offer to Exchange
*Election form (can be printed and sent via internal mail or post) *Letter Communication from Michael Norris, CEO

[links participants to a web site which includes links to all of the documents referenced above]